UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Panda Ethanol, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

698338100

(CUSIP Number)

Panda Energy International, Inc.

4100 Spring Valley, Suite 1001

Dallas, Texas 75244

(972) 980-7159

Copy to:

Janice V. Sharry

Thomas H. Yang

Haynes and Boone, LLP

901 Main Street, Suite 3100

Dallas, Texas 75202

(214) 651-5000

(214) 651-5940 (fax)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 698338100	SCHEDULE 13D

1	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only).

Panda Energy International, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

14,217,341
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

14,217,341
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,217,341
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

45.8%
14	TYPE OF REPORTING PERSON

CO

This Amendment No. 1 to Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”), of Panda Ethanol, Inc., a Nevada corporation (the “Issuer”), and is being filed on behalf of Panda Energy International, Inc. (the “Company”) to amend the Schedule 13D that was originally filed with the Securities and Exchange Commission (the “Commission”) on November 16, 2006 to reflect the change in beneficial ownership of the Company. Except as set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D previously filed with the Commission.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented as follows:

Since the original Schedule 13D was filed with the Commission on November 16, 2006, the Company has acquired an aggregate of 400,000 shares of Common Stock pursuant to that certain Securities Purchase Agreement dated as of December 1, 2006 (“Securities Purchase Agreement”), for an aggregate purchase price of $3,000,000. Such purchase was made using funds available from working capital.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) As of December 1, 2006, the Company was the beneficial owner of the following shares of Common Stock:

Filing Person	No. Shares of Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned
Panda Energy International, Inc.	14,217,341	45.8%

To the Company’s best knowledge, no shares of the Issuer’s Common Stock are beneficially owned by any of the persons identified in the Schedule A to the original Schedule 13D filed on November 16, 2006, which is hereby incorporated by reference for all purposes.

(b) As of December 1, 2006, the Company possessed the voting power over the following shares of Common Stock:

Panda Energy International, Inc.

Sole power to vote or to direct the vote:	14,217,341 shares of Common Stock

Shared power to vote or to direct the vote:	0 shares of Common Stock

Sole power to dispose or to direct the disposition	14,217,341 shares of Common Stock

Shared power to dispose or to direct the disposition	0 shares of Common Stock

To the Company’s best knowledge, none of the persons identified in the Schedule A to the original Schedule 13D filed on November 16, 2006, which is hereby incorporated by reference for all purposes, possess voting power over the Issuer’s Common Stock.

(c) Other than the acquisition of shares of Common Stock described in Item 3 above and Item 3 to the Schedule 13D filed on November 16, 2006, which are hereby incorporated by reference for all purposes, no transactions in the Issuer’s Common Stock were effected during the past sixty days by the persons named in response to Item 5(a).

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby supplemented as follows:

All of the shares of Common Stock issued pursuant to the Securities Purchase Agreement (“December Registrable Securities,” together with the Registrable Securities the “Total Registrable Securities”) are subject to a Registration Rights Agreement dated as of December 1, 2006, by and among the Issuer, the Company and the several purchasers signatory therein (“December Registration Rights Agreement”). The December Registration Rights Agreement entitles the stockholders that are parties thereto (each a “December Holder” and collectively the “December Holders”) to certain rights with respect to the registration of shares of December Registrable Securities for resale under the Securities Act.

Other than as set forth below, the terms of the December Registration Rights Agreement are the same as the terms of the Registration Rights Agreement described in Item 6 to the Schedule 13D filed on November 16, 2006.

Pursuant to the December Registration Rights Agreement, the Issuer is not to file a registration statement to which the holders of a majority of Registrable Securities or a majority of the Total Registrable Securities shall reasonably object in good faith. If, and only if, the Holders of 22.5% of the Registrable Securities request an underwritten offering, then the December Holders of December Registrable Securities may request in writing that such underwritten offering shall include December Registrable Securities in addition to Registrable Securities. The Common Stock held by the Company is subject to the lock-up provisions set forth in the Registration Rights Agreement.

The foregoing description of the December Registration Rights Agreement is a summary only and is qualified in its entirety by the terms of the December Registration Rights Agreement, which is attached hereto as Exhibit 1, and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1.	Registration Rights Agreement, dated as of December 1, 2006, by and among Panda Ethanol, Inc., Panda Energy International, Inc. and the several purchasers signatory thereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 1, 2006	By:	/s/ ROBERT W. CARTER
Robert W. Carter
Chief Executive Officer
Panda Energy International, Inc.